SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)


                                  NDS Group plc
--------------------------------------------------------------------------------
                                (Name of Issuer)


              Series A ordinary shares of $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    628891103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Pauline Casimir-Mrowczynska
                             Egerton Capital Limited
                                  2 George Yard
                                 Lombard Street
                         London, United Kingdom EC3V 9DH
                                +44 207 410 9090
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 7, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13d to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-------------------
          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 628891103
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Egerton Capital Limited Partnership

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,456,708

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,456,708

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,456,708

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.0%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No. 628891103
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Egerton Capital Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,456,708

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,456,708

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,456,708

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.0%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No. 628891103
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     John Armitage

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,456,708

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,456,708

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,456,708

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.0%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 628891103
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The Egerton European Equity Fund Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     The British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     560,295

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     560,295

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     560,295

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.5%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No. 628891103
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The Egerton European Dollar Fund Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     The British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     551,273

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     551,273

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     551,273

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.4%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No. 628891103
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Egerton Capital Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     164,764

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     164,764

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     164,764

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No. 628891103
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Egerton Investment Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     33,745

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     33,745

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     33,745

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No. 628891103
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Egerton Capital European Fund plc

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     82,957

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     82,957

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     82,957

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.5%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No. 628891103
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     CF Egerton Sterling Investment Fund

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     63,674

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     63,674

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     63,674

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.4%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No. 628891103
          ---------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

            The name of the issuer is NDS Group plc (the "Issuer"). The address of the Issuer's offices is One Heathrow Boulevard, 286 Bath Road, West Drayton, Middlesex, United Kingdom UB7 0DQ. This Schedule 13D relates to the Issuer's Series A ordinary shares, par value $0.01 per share (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed jointly by Egerton Capital Limited Partnership, a limited partnership formed in the United Kingdom, Egerton Capital Limited, a corporation formed in the United Kingdom, John Armitage, a Citizen of the United Kingdom (collectively, the "Advisers"), The Egerton European Equity Fund Limited, a British Virgin Islands company, The Egerton European Dollar Fund Limited, a British Virgin Islands company, Egerton Capital Partners, L.P., a Delaware limited partnership, Egerton Investment Partners, L.P., a Delaware limited partnership, Egerton Capital European Fund plc, an Irish public limited company and CF Egerton Sterling Investment Fund, a United Kingdom authorized open ended investment company (the "Funds" and together with the Advisers, the "Reporting Persons").

          The principal business address of each of the Advisers is 2 George Yard, Lombard Street, London, United Kingdom EC3V 9DH. The principal business address of The Egerton European Equity Fund Limited and The Egerton European Dollar Fund Limited is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, BVI. The principal business address of each of Egerton Capital Partners, L.P., Egerton Investment Partners, L.P. and Egerton Capital European Fund plc is Block 5, Harcourt Centre, Harcourt Road, Dublin 2, Ireland. The principal business address of CF Egerton Sterling Investment Fund is Beaufort House, 15 St. Botolph Street, London, EC3A 7HH.

          John Armitage is the Chief Investment Officer of Egerton Capital Limited, the general partner of Egerton Capital Limited Partnership, which serves as the investment manager/adviser to each of the Funds.

          The Directors of Egerton Capital Limited are John Armitage, Helen Avery and Guy Dawson. The Directors of The Egerton European Equity Fund Limited and The Egerton European Dollar Fund Limited are William G. Bollinger, Frank L. Hohmann III, Marc Pereire, Francois Simon and Curtis G. Solsvig III. The Directors of Egerton Capital European Fund plc are William G. Bollinger, Frank
L. Hohmann III, Curtis G. Solsvig III, Ronan Walsh, Carl O'Sullivan and Dr. Jean Van Sinderen-Law. The Authorized Corporate Director of CF Egerton Sterling Investment Fund is Capita Financial Managers Limited.

          (d) John Armitage has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

          The funds for the purchase of the Shares came from the working capital of the Funds, which are managed by Egerton Capital Limited Partnership, over which John Armitage, through his role at Egerton Capital Limited, exercises investment discretion. The total cost for the Shares held by the Funds is approximately $65,429,168.

          No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the funds' ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

          The Shares held by the Reporting Persons were acquired for investment purposes. The acquisition of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be. The Reporting Persons currently hold the Shares with a purpose of influencing the Issuer as set forth below.

          In a press release dated June 27, 2008, the Issuer announced the receipt of a proposal from News Corporation and two newly incorporated companies formed by funds advised by Permira Advisers LLP and the appointment of an independent committee of the board of directors to consider the proposal (the "Proposal"). The Proposal would result in the Issuer ceasing to be a public company, with current shareholders receiving $60 per share consideration. A press release issued by News Corporation on June 27, 2008, disclosed further details of the Proposal. If the proposed transaction is approved, among other things, the funds advised by Permira Advisers LLP and News Corporation would own 51% and 49% of the vote and value in the Issuer, respectively.

          The Reporting Persons do not believe that the consideration offered in the Proposal adequately reflects the fair value of the Issuer. On July 7, 2008, Mr. Armitage and representatives of the Reporting Persons met with the advisers to the independent committee of the Issuer's board of directors to express their opinions. During the meeting, the Reporting Persons provided their analysis as to why the merger consideration is insufficient. The Reporting Persons may communicate further with representatives of the Issuer including its advisors, members of the Issuer's management, the Issuer's board of directors, other significant shareholders and others regarding alternatives that the Issuer could employ to improve shareholder value including, but not limited to, increasing the amount of such merger consideration.

          The Reporting Persons have no plans or proposals which, other than as expressly set forth above, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

          (a-e) As of the date hereof, based upon the 16,187,137 Shares outstanding as of March 31, 2008, according to the Issuer's most recent 10Q filed with the Securities and Exchange Commission, the Advisers may each be deemed to be the beneficial owners of 1,456,708 Shares (9.0)% of the Issuer.

          As of the date hereof, The Egerton European Equity Fund Limited may be deemed to beneficially own 560,295 Shares (3.5%) of the Issuer.

          As of the date hereof, The Egerton European Dollar Fund Limited may be deemed to beneficially own 551,273 Shares (3.4%) of the Issuer.

          As of the date hereof, Egerton Capital Partners, L.P. may be deemed to beneficially own 164,764 Shares (1.0%) of the Issuer.

          As of the date hereof, Egerton Investment Partners, L.P. may be deemed to beneficially own 33,745 Shares (0.2%) of the Issuer.

          As of the date hereof, Egerton Capital European Fund plc may be deemed to beneficially own 82,957 Shares (0.5%) of the Issuer.

          As of the date hereof, CF Egerton Sterling Investment Fund may be deemed to beneficially own 63,674 Shares (0.4%) of the Issuer.

          The Advisers have the sole power to vote or direct the vote of 0 Shares to which this filing relates. The Advisers have the shared power to vote or direct the vote of 1,456,708 Shares to which this filing relates.

          The Advisers have the sole power to dispose or direct the disposition of 0 Shares to which this filing relates. The Advisers have the shared power to dispose or direct the disposition of 1,456,708 Shares to which this filing relates.

          The Egerton European Equity Fund Limited has the sole power to vote or direct the vote of 0 Shares to which this filing relates. The Egerton European Equity Fund Limited has the shared power to vote or direct the vote of 560,295 Shares to which this filing relates.

          The Egerton European Equity Fund Limited has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates. The Egerton European Equity Fund Limited has the shared power to dispose or direct the disposition of 560,295 Shares to which this filing relates.

          The Egerton European Dollar Fund Limited has the sole power to vote or direct the vote of 0 Shares to which this filing relates. The Egerton European Dollar Fund Limited has the shared power to vote or direct the vote of 551,273 Shares to which this filing relates.

          The Egerton European Dollar Fund Limited has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates. The Egerton European Dollar Fund Limited has the shared power to dispose or direct the disposition of 551,273 Shares to which this filing relates.

          Egerton Capital Partners, L.P. has the sole power to vote or direct the vote of 0 Shares to which this filing relates. Egerton Capital Partners, L.P. has the shared power to vote or direct the vote of 164,764 Shares to which this filing relates.

          Egerton Capital Partners, L.P. has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates. Egerton Capital Partners, L.P. has the shared power to dispose or direct the disposition of 164,764 Shares to which this filing relates.

          Egerton Investment Partners, L.P. has the sole power to vote or direct the vote of 0 Shares to which this filing relates. Egerton Investment Partners, L.P. has the shared power to vote or direct the vote of 33,745 Shares to which this filing relates.

          Egerton Investment Partners, L.P. has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates. Egerton Investment Partners, L.P. has the shared power to dispose or direct the disposition of 33,745 Shares to which this filing relates.

          Egerton Capital European Fund plc has the sole power to vote or direct the vote of 0 Shares to which this filing relates. Egerton Capital European Fund plc has the shared power to vote or direct the vote of 82,957 Shares to which this filing relates.

          Egerton Capital European Fund plc has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates. Egerton Capital European Fund plc has the shared power to dispose or direct the disposition of 82,957 Shares to which this filing relates.

          CF Egerton Sterling Investment Fund has the sole power to vote or direct the vote of 0 Shares to which this filing relates. CF Egerton Sterling Investment Fund has the shared power to vote or direct the vote of 63,674 Shares to which this filing relates.

          CF Egerton Sterling Investment Fund has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates. CF Egerton Sterling Investment Fund has the shared power to dispose or direct the disposition of 63,674 Shares to which this filing relates.

          The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons were all effected in broker transactions as set forth on Exhibit B.

          Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

          The Reporting Persons may be deemed to be members of a "group" for purposes of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims beneficial ownership of any securities deemed to be owned by the group that are not directly owned by the Reporting Person. This report shall not be deemed an admission that such Reporting Person is a member of a group or the beneficial owner of any securities not directly owned by such Reporting Person.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The Reporting Persons do not have any other contract, arrangement, understanding or relationship with any other person with respect to the Shares.

--------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits.

Exhibit A         Joint Filing Agreement

Exhibit B         Schedule of Transactions in the Shares of the Issuer

--------------------------------------------------------------------------------

                                   SIGNATURE

          After reasonable inquiry and to the best of such Reporting Person's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 16, 2008
-------------------------------
(Date)


EGERTON CAPITAL LIMITED PARTNERSHIP
By: Egerton Capital Limited

/s/ John Armitage
----------------------------------
By: John Armitage
Title:  Managing Director


EGERTON CAPITAL LIMITED

/s/ John Armitage
---------------------------------
By: John Armitage
Title:  Managing Director


/s/ John Armitage
---------------------------------
John Armitage


THE EGERTON EUROPEAN EQUITY FUND LIMITED
By: Frank L. Hohmann III

/s/ Frank L. Hohmann III
---------------------------------
Title:  Director


THE EGERTON EUROPEAN DOLLAR FUND LIMITED
By: Frank L. Hohmann III

/s/ Frank L. Hohmann III
---------------------------------
Title:  Director


EGERTON CAPITAL PARTNERS, L.P.
By: Egerton Capital L.D.C.

/s/ Frank L. Hohmann III
---------------------------------
By: Frank L. Hohmann III
Title:  Director

EGERTON INVESTMENT PARTNERS, L.P.
By: Egerton Capital L.D.C.

/s/ Frank L. Hohmann III
---------------------------------
By: Frank L. Hohmann III
Title:  Director

EGERTON CAPITAL EUROPEAN FUND PLC

/s/ Frank L. Hohmann III
---------------------------------
By: Frank L. Hohmann III
Title:  Director


CF EGERTON STERLING INVESTMENT FUND
By: Capita Financial Managers Limited
as Authorized Corporate Director of
CF Egerton Sterling Investment Fund

/s/ Jonathan Eadie
---------------------------------
By: Jonathan Eadie
Title:  Director

                                                                     EXHIBIT A

                                   AGREEMENT

          The undersigned agree that this Schedule 13D dated July 16, 2008 relating to the Series A ordinary shares, par value $0.01 per share of NDS Group, plc shall be filed on behalf of the undersigned.


EGERTON CAPITAL LIMITED PARTNERSHIP
By: Egerton Capital Limited

/s/ John Armitage
---------------------------------
By: John Armitage
Title:  Managing Director


EGERTON CAPITAL LIMITED

/s/ John Armitage
---------------------------------
By: John Armitage
Title:  Managing Director


/s/ John Armitage
---------------------------------
John Armitage

THE EGERTON EUROPEAN EQUITY FUND LIMITED
By: Frank L. Hohmann III

/s/ Frank L. Hohmann III
---------------------------------
Title:  Director


THE EGERTON EUROPEAN DOLLAR FUND LIMITED
By: Frank L. Hohmann III

/s/ Frank L. Hohmann III
---------------------------------
Title:  Director


EGERTON CAPITAL PARTNERS, L.P.
By: Egerton Capital L.D.C.

/s/ Frank L. Hohmann III
---------------------------------
By: Frank L. Hohmann III
Title:  Director


EGERTON INVESTMENT PARTNERS, L.P.
By: Egerton Capital L.D.C.

/s/ Frank L. Hohmann III
---------------------------------
By: Frank L. Hohmann III
Title:  Director

EGERTON CAPITAL EUROPEAN FUND PLC

/s/ Frank L. Hohmann III
-----------------------------------
By: Frank L. Hohmann III
Title:  Director

CF EGERTON STERLING INVESTMENT FUND
By: Capita Financial Managers Limited
as Authorized Corporate Director of
CF Egerton Sterling Investment Fund

/s/ Jonathan Eadie
----------------------------------
By: Jonathan Eadie
Title:  Director

July 16, 2008

                                                                    EXHIBIT B

                           TRANSACTIONS IN THE SHARES




 Date of Transaction      Number of Shares Purchased/(Sold)   Price of Shares
 -------------------      --------------------------------    ----------------
     5/29/2008                         2,800                    53.5286





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